SECURITI 02007721 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC FILE NUMBER
8- 45136

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AUERBACH GRAYSON & COMPANY INCORPORATED

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

| New York, | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Grayson, Managing Director (212) 557-4444
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name — *if individual, state last, first, middle name*)

| 132 Nassau Street, Suite 1023, | New York, | NY | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, DAVID S. GRAYSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUERBACH, GRAYSON & CO., INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N O N E

ROBERT J. PREZIOSI
Notary Public, State of New York
No. 4900147
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires Oct. 19, 2005

X ______________________
Notary Public

X ______________________
Signature

MANAGING DIRECTOR
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, ***DAVID S. GRAYSON***, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***AUERBACH, GRAYSON & CO., INC.***, as of ***DECEMBER 31, 2001***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

-----------------



(Signature)

MANAGING DIRECTOR

(Title)

**ROBERT J. PREZIOSI**
**Notary Public, State of New York**
**No. 4900147**
**Qualified in Suffolk County**
**Certificate Filed in New York County**
**Commission Expires Oct. 19, 2005**



(Notary Public)

# AUERBACH GRAYSON & COMPANY INCORPORATED
## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

**AUERBACH GRAYSON & COMPANY INCORPORATED**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,035,644 |
| Securities owned - at market value (Note 3) | 56,100 |
| Due from broker | 165,937 |
| Commissions receivable | 202,511 |
| Property, equipment and leasehold improvements - net of accumulated depreciation of $376,715 (Note 2d and 5) | 177,910 |
| Other assets | 247,197 |
| Total assets | $ 1,885,299 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accounts payable and accrued expenses | $ 155,265 |
| Total liabilities | 155,265 |
| **Commitments and Contingencies** (Notes 4, 6 and 9) | |
| **Liabilities subordinated to the claims of general creditors** | |
| Pursuant to subordinated loan agreement (Note 8) | 1,267,361 |
| **Stockholders' equity** (Note 10) | |
| Common stock | |
| Class "A", par value $.01 per share | |
| Authorized: 2,857 shares | |
| Issued and outstanding: 1,777 shares | 17 |
| Class "B", par value $.01 per share | |
| Authorized: 1,000 shares | |
| Issued and outstanding: 426 shares | 5 |
| Additional paid-in capital | 1,097,950 |
| Retained earnings | (635,299) |
| Total stockholders' equity | 462,673 |
| Total liabilities and stockholders' equity | $ 1,885,299 |

*The accompanying notes are an integral part of this statement.*

## Note 1- Nature of Business

Auerbach Grayson & Company Incorporated (The "Company"), a Delaware Corporation, is a broker/dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company's primary business is to provide direct execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers, in accordance with the Securities Exchange Act Rule 15a-6.

The Company operates under the provisions of Paragraph (k) (2) (I) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (I) provides that the company carry no margin accounts, promptly transmits all customer funds and delivers all securities in connection with its activities as a broker, holds no funds or securities or owes no money or securities to customers and effectuates all financial transactions with its customers through a bank account designated as "Special Accounts for the Exclusive Benefit of Customers."

## Note 2- Summary of Significant Accounting Policies

*a)* ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Securities owned or sold by the Company are stated at quoted market values. The resulting difference between cost and market is included in operations.

*b)* ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

*c)* ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

*d)* ***Depreciation and Amortization***
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

## Note 2- Summary of Significant Accounting Policies (Continued)

*e)* *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

## Note 3- Securities Owned - At Market Value:

Securities owned at quoted market values, are summarized as follows:

| | Owned |
|---|---|
| Common stock | $56,100 |

## Note 4- Uninsured Cash Balances

At December 31, 2001, the Company's cash balances at commercial banks exceeded federal depository insurance coverage by $124,284.

## Note 5- Property, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2001 are summarized as follows:

| | |
|---|---|
| Furniture and equipment | $ 281,512 |
| Leasehold improvements | 273,113 |
| | $ 554,625 |
| Less: Accumulated depreciation | -376,715 |
| | $ 177,910 |

## Note 6- Commitments and Contingencies

*Office Lease*
The Company leases its premises under a sublease agreement expiring October 30, 2002. At December 31, 2001, the minimal rental commitment before escalations under the lease is as follows:

| Year | Amount |
|---|---|
| 2002 | $165,570 |

## Note 7- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution, up to 5% of the eligible compensation. For the year ended December 31, 2001, the Company contributed $23,199.

## Note 8- Liabilities Subordinated to the Claims of General Creditors

The Company borrowed $1,225,000 under subordinated agreements for a period of three years. Under the terms of the agreement, the Company agrees to pay the holders of the loans a total of $1,715,000 at maturity. The difference between the original amount borrowed and the amount to be paid at maturity, $490,000 is considered Original Issue Discount. This amount is to accrete at a rate of one-thirty-sixth per month, which in addition, will increase the subordinated loan. The imputed interest rate is 11.87% and $42,361 of such imputed interest has been expensed in 2001. In addition, the loan holder has the option to convert each $25,000 of original loan balance into 2.203 shares of the Company's Class "B" common stock thirteen months after the effective date of the loan and before 24 months. After 24 months, the conversion rate changes to 3.67 shares of Class "B" common stock for each $25,000 of initial principal.

The subordinated loans, approved by the National Association of Securities Dealers, Inc., mature as follows:

| Maturity Date | Original Principal | Original Issue Discount | Amount Due at Maturity |
|---|---|---|---|
| August 30, 2004 | $ 500,000 | $ 200,000 | $ 700,000 |
| October 15, 2004 | 725,000 | 290,000 | 1,015,000 |
| | $1,225,000 | $ 490,000 | $1,715,000 |

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## Note 9- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-U.S. broker/dealers pursuant to the provisions of paragraph (k) (2) (I) of Rule 15c3-3.

**Note 9- Financial Instruments with Off-Balance Sheet Credit Risk (continued)**

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

**Note 10- Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company's net capital of $1,158,544 was $1,058,544 in excess of its required net capital of $100,000. The Company's net capital ratio was 13.40%.




LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com


## INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Auerbach Grayson & Company Incorporated
330 Madison Avenue
New York, N.Y. 10017

Gentlemen:

We have audited the accompanying statement of financial condition of Auerbach Grayson & Company Incorporated as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auerbach Grayson & Company Incorporated as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 21, 2002

# AUERBACH GRAYSON & COMPANY INCORPORATED

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2001



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Auerbach Grayson & Company Incorporated
330 Madison Avenue
New York, NY 10017

Gentlemen:

In planning and performing our audit of the financial statements of Auerbach Grayson & Company Incorporated for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Auerbach Grayson & Company Incorporated that we considered relevant to the objectives stated in Rule 17a-5 (g) , (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Auerbach Grayson, & Company Incorporated to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations or your net capital, or determination of the reserve requirements and your corresponding Focus Report Part II A filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 21, 2002